[Cytokinetics letterhead]

Via EDGAR

December 17, 2014

Securities and Exchange Commission

Attention:	Jim B. Rosenberg
Mary Mast
Frank Wyman

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cytokinetics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 7, 2014
File No. 0-50633

Ladies and Gentlemen:

On behalf of Cytokinetics, Inc. (the “Company”), this letter is being submitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 11, 2014, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2013.

Please be advised that the Company currently expects that it will provide its response to the Staff’s comment letter on or before January 9, 2015 and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to contact me at (650) 624-3009 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Sharon A. Barbari

Sharon A. Barbari
Exec. Vice President, Finance & CFO

cc:	Marjorie Wagman, General Counsel